Exhibit II-2
(English Language Translation)
Share Exchange Agreement entered into by and between Canon Inc. and Canon Finetech Inc., dated February 8, 2010
     A translation of the Share Exchange Agreement entered into by and between Canon Inc. and Canon Finetech Inc., dated February 8, 2010 is included in Notice of Convocation of the 60th Business Term Annual General Meeting of Shareholders dated March 9, 2010, attached as Exhibit I-2.

II-2-1